UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of November, 2002

                                  SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

        Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                           West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Our ref: LT/mb/nov034

Companies Announcement Office
Old Broad Street
London
EC2N 1HP

19 November 2002


Dear Sirs

SPIRENT PLC - APPOINTMENT OF DIRECTOR

Following the appointment of Mr John Weston as non-executive director and Chairman of Spirent plc with effect from 7 November 2002, the following information is disclosed pursuant to Chapter 16.4 of the UK Listing Rules:

Directorships held of public quoted companies in the previous five years:

Redland plc                     20 May 1997 to 9 December 1997
BAE Systems plc                 1 January 1994 to 25 March 2002

There are no other such details that need to be disclosed pursuant to Chapter
16.4 of the UK Listing Rules.


Yours faithfully

Luke Thomas
Deputy Company Secretary
Spirent plc
Tel: (44) (0) 1293 767676



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LUKE THOMAS

                                               (Registrant)

Date 19 November 2002                     By/s/ Luke Thomas

                                               (Signature)*